GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Contents

Page
Independent Auditors’ Report    1
Separate Statements of Financial Position    3
Separate Statements of Comprehensive Income    5
Separate Statements of Changes in Equity    6
Separate Statements of Cash Flows    7
Notes to the Separate Financial Statements    8
Independent Auditors’ Review Report on Internal Accounting Control System    53
Report on the Effectiveness of the Internal Accounting Control System    55

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the accompanying separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statement of financial position as of December 31, 2022, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
The separate financial statements of the Company for the year ended December 31, 2021 were audited by KPMG Samjong Accounting Corp. who expressed an unqualified opinion on March 23, 2022.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements
Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditors’ Responsibilities for the Audit of the Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 23, 2023

This report is effective as of March 23, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.
Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In thousands of won)	Notes		December 31, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	42,985,625	26,602,122
Short-term financial instruments	6,22		167,000,000	148,000,000
Accounts receivable, net	6,7,14,22		35,117,290	40,569,841
Other receivables, net	6,7,22		961,918	1,677,451
Prepaid expenses	14		1,556,323	1,823,623
Other current financial assets	6,22		3,249,537	790,051
Other current assets			5,573	42,487
			250,876,266	219,505,575
Non-current assets
Investments in subsidiaries	8		26,732,334	21,679,845
Property and equipment, net	9,21		3,520,385	5,608,320
Intangible assets, net	10		3,867,939	3,228,635
Other non-current financial assets	6,22		2,048,028	2,895,565
Other non-current assets			1,574,623	1,701,669
Deferred tax assets	19		3,689,765	4,045,964
			41,433,074	39,159,988
Total assets		~~W~~	292,309,340	258,665,573

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In thousands of won)	Notes		December 31, 2022	December 31, 2021

Liabilities
Current liabilities
Accounts payable	6,22	~~W~~	17,641,888	29,467,721
Deferred revenue	14		4,258,298	4,139,025
Withholdings			1,540,197	2,754,347
Accrued expenses			881,213	785,358
Income tax payable			2,406,367	9,403,175
Other current liabilities	6,21,22		1,607,153	2,254,206
			28,335,116	48,803,832
Non-current liabilities
Long-term accounts payable	6,22		373,989	729,173
Long-term deferred revenue	14		30,239	199,062
Other non-current liabilities	6,21,22		2,978,179	3,256,413
			3,382,407	4,184,648
Total liabilities		~~W~~	31,717,523	52,988,480

Equity
Share capital	1,13		3,474,450	3,474,450
Capital surplus	13		27,482,683	27,482,683
Retained earnings	13		229,634,684	174,719,960
Total equity			260,591,817	205,677,093
Total liabilities and equity		~~W~~	292,309,340	258,665,573

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In thousands of won)	Notes		2022		2021

Revenue	14,23
Online games		~~W~~	32,969,528	~~W~~	30,176,025
Mobile games			198,512,493		256,918,510
Other revenue			1,235,384		1,163,841
			232,717,405		288,258,376
Cost of revenue	15		112,512,407		141,815,263
Gross profit			120,204,998		146,443,113
Selling, general and administrative expenses	15,16		58,060,198		68,268,646
Operating profit			62,144,800		78,174,467
Non-operating income and expenses
Finance income	6,17		13,734,710		4,921,817
Finance costs	6,17		(9,975,732)		(1,989,233)
Other non-operating income	18		9,578,611		11,997,743
Other non-operating expenses	18		(278,780)		(558,730)
Profit before income tax			75,203,609		92,546,064
Income tax expense	19		20,288,885		27,813,231
Profit for the year		~~W~~	54,914,724	~~W~~	64,732,833
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			-		-
Total comprehensive income for the year		~~W~~	54,914,724	~~W~~	64,732,833

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In thousands of won)	Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Total

Balance at January 1, 2021		~~W~~	3,474,450	27,482,683	929	109,987,127	140,945,189
Profit for the year			-	-	-	64,732,833	64,732,833
Foreign currency translation adjustments			-	-	(929)	-	(929)
Balance at December 31, 2021		~~W~~	3,474,450	27,482,683	-	174,719,960	205,677,093

Balance at January 1, 2022		~~W~~	3,474,450	27,482,683	-	174,719,960	205,677,093
Profit for the year			-	-	-	54,914,724	54,914,724
Balance at December 31, 2022		~~W~~	3,474,450	27,482,683	-	229,634,684	260,591,817

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Cash Flow

For the years ended December 31, 2022 and 2021

(In thousands of won)	Notes		2022		2021

Cash flows from operating activities
Profit for the year		~~W~~	54,914,724	~~W~~	64,732,833
Adjustments	20		12,550,795		18,716,916
Changes in operating assets and liabilities	20		(7,886,555)		(2,637,125)
Interest received			2,964,848		966,070
Dividend received			8,839,924		11,326,984
Interest paid			(61,533)		(68,886)
Income tax paid			(25,807,417)		(22,716,206)
Net cash provided by operating activities			45,514,786		70,320,586

Cash flows from investing activities
Decrease in other current financial assets			901		-
Decrease in other non-current financial assets			-		500,000
Decrease in other non-current financial liabilities			-		89,860
Disposal of property and equipment	9		1,368		235
Purchase of subsidiaries	8		(5,052,489)		(6,721,204)
Increase in short-term financial instruments			(19,000,000)		(77,000,000)
Increase in other current financial assets			(200)		-
Increase in other non-current financial assets			(500,000)		(1,660,952)
Acquisition of property and equipment	9		(291,433)		(1,210,372)
Acquisition of intangible assets	10		(1,601,496)		(2,151,543)
Net cash used in investing activities			(26,443,349)		(88,153,976)

Cash flows from financing activities
Repayment of lease liabilities	21		(2,049,532)		(1,787,171)
Net cash used in financing activities			(2,049,532)		(1,787,171)

Effects of exchange rate changes on cash and cash equivalents			(638,402)		266,438
Net increase (decrease) in cash and cash equivalents			16,383,503		(19,354,123)
Cash and cash equivalents at beginning of the year			26,602,122		45,956,245
Cash and cash equivalents at end of the year		~~W~~	42,985,625	~~W~~	26,602,122

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
1. General Information
GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 91 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on the Nasdaq Stock Market in the United States and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2022, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2021 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation
These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

These separate financial statements were authorized for issuance by the Board of Directors on March 8, 2023, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 31, 2023.
(1) Basis of measurement
The separate financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
2. Basis of Presentation, Continued
(2) Use of judgments and estimates, Continued
(a) Deferred revenue
The Company sells virtual currency and in-game items that can be used in mobile games to game users. For each game in each country, the Company estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Company considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The Company estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
The Company has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2022.
(1)Amendment to K-IFRS No. 1103 ‘Business Combinations’ - Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendment does not have a significant impact on the financial statements.
(2)Amendments to K-IFRS No. 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ - Onerous Contracts : Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the financial statements.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Investment in subsidiaries, joint ventures, and associates
These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates, and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

(2) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
(3) Financial Assets
(a) Classification
At initial recognition, the Company classifies its financial assets in the following measurement categories:

•measured at fair value through profit or loss;
•measured at fair value through other comprehensive income (“FVOCI”); and
•measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Company measures a financial asset at its fair value plus, in case of financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Company recognizes loss allowances for expected credit losses(“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at fair value through other comprehensive income; and
•contract assets under K-IFRS No. 1115.
The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(c) Impairment, Continued
The Company considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
(4) Account receivables
Account receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Account receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(5) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Company depreciates the leasehold improvements and right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(6) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.
The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(7) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(8) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.
(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rates.
The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(a) As a lessee, Continued
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Company presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(b) As a lessor, Continued
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.
The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(9) Financial Liabilities
(a) Classification and measurement
The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as a hedging instrument and an embedded derivative that is separated are also classified as held for trading.
The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.
(b) Derecognition
Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss
(10) Provisions and Contingent Liabilities
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(10) Provisions and Contingent Liabilities, Continued
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.
(11) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(12) Statement of cash flows
The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
(13) Revenues from contracts with customers
The Company engages in game licensing, IP licensing, and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for sale of goods or rendering of services arising from the normal course of the business. Revenue is recognized as net amounts excluding value added taxes, returns, rebates and discounts.
(a) Revenue from micro-transaction and subscription
The Company recognizes micro-transaction revenue of online and mobile games when the Company satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Company defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Company has no refund obligation after the game user purchases virtual currency. At the end of the reporting period, the Company defers the revenue for the remaining virtual currency possessed by active paying users.
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Royalties and License Fees
In connection with the Company’s online and mobile games, the Company enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Company believes that the agreement is a promise to provide a right to the customer to access the related IP because the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Company’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Company during the license period, the Company's performance obligation corresponds to the performance obligation satisfied over the time, and revenue is recognized over the license period. The Company recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(c) Incremental costs of obtaining contract
The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customers and therefore capitalized. The Company presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(14) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit
The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
4. Significant Accounting Policies, Continued
(15) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Defined contribution pension plan
The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.
(16) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.
The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.
•Classification of Liabilities as Current or Non-current (Amendment to K-IFRS No. 1001)
•Disclosure of Accounting Policies (Amendment to K-IFRS No. 1001)
•Definition of an Accounting Estimate (Amendment to K-IFRS No. 1008)
•Deferred Income Taxes on Assets and Liabilities Arising from a Single Transaction (amendment to K-IFRS No. 1012)
•K-IFRS No 1117 Insurance Contracts

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Demand deposits, etc.	~~W~~	42,985,625	26,602,122
(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2022 and 2021.

6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	42,985,625	26,602,122
Short-term financial instruments		167,000,000	143,000,000
Accounts receivable, net		35,117,290	40,569,841
Other receivables, net		830,176	619,903
Other current financial assets(*1)		3,249,537	790,051
Other non-current financial assets(*2)		1,548,028	2,895,565
Financial assets at fair value through profit or loss
Short-term financial instruments		-	5,000,000
Other non-current financial assets		500,000	-
	~~W~~	251,230,656	219,477,482
    (*1) Other current financial assets consist of accrued income, deposits and lease receivable.
    (*2) Other non-current financial assets consist of deposits and lease receivable.

(In thousands of won)		December 31, 2022	December 31, 2021
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~	14,734,688	26,738,648
Long-term accounts payable		373,989	729,173
Other current liabilities		1,607,153	2,254,206
Other non-current liabilities		1,362,371	2,761,849
	~~W~~	18,078,201	32,483,876

(*) Accounts payable that are not financial liabilities are excluded.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Financial assets at amortized cost
Interest income	~~W~~	4,293,042	1,326,044
Differences in foreign currency		625,044	2,533,854
		4,918,086	3,859,898
Financial assets at fair value through profit or loss
Interest income		4,701	28,054
	~~W~~	4,922,787	3,887,952

(In thousands of won)		2022	2021
Financial liabilities at amortized cost
Interest expense	~~W~~	(66,635)	(72,790)
Differences in foreign currency		(1,097,174)	(882,578)
	~~W~~	(1,163,809)	(955,368)

(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the company applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022		December 31, 2021
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	17,573,672	132,554	29,466,816	1,059,450
Related party		17,591,492	829,364	11,106,547	618,001
Less: Loss allowance		(47,874)	-	(3,522)	-
	~~W~~	35,117,290	961,918	40,569,841	1,677,451
(2) Changes in the loss allowance of accounts receivables during the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		Accounts receivable
		2022	2021
Beginning balance	~~W~~	3,522	53,704
(Reversal of) Bad debt expenses		63,492	(50,182)
Write-off		(19,140)	-
Ending balance	~~W~~	47,874	3.522
(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2022 and 2021 are as follows:
(a) Accounts receivables

(In thousands of won)	December 31, 2022
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	35,063,072	1,104
More than 90 days ~ Less than 180 days	44.2		99,081	43,789
More than 180 days ~ Less than 270 days	58.2		71	41
More than 270 days ~ Less than 1 year	74.5		-	-
More than 1 year	100.0		2,940	2,940
		~~W~~	35,165,164	47,874

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
7. Accounts and Other Receivables, Continued

(In thousands of won)	December 31, 2021
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	40,569,575	2,721
More than 90 days ~ Less than 180 days	4.3		2,226	95
More than 180 days ~ Less than 270 days	28.3		473	134
More than 270 days~ Less than 1 year	44.7		934	417
More than 1 year	100.0		155	155
		~~W~~	40,573,363	3,522

(b) Other receivables

(In thousands of won)	December 31, 2022
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	949,852	-
More than 90 days ~ Less than 180 days	0.0		3,870	-
More than 180 days ~ Less than 270 days	0.0		8,196	-
		~~W~~	961,918	-

(In thousands of won)	December 31, 2021
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	1,677,451	-
			1,677,451	-

(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2022 and 2021 are as follows, Continued:
In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies the simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
8. Investment in Subsidiaries

(1) Details of investment in subsidiaries as of December 31, 2022 and 2021 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2022	December 31, 2021
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100.00	100.00
Gravity NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	99.53	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100.00	100.00
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70.00	70.00
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100.00	100.00
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100.00	100.00
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100.00	100.00
Gravity Game Vision Limited.(*)	Hongkong	Online and mobile game services	December	100.00	-

(*) Gravity Game Vision Limited. was established during 2022 and has been included in subsidiary since then.

(2)Changes in investment in subsidiaries for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc.		5,637,089	-	5,637,089
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link		2,483,407	-	2,483,407
Gravity Game Tech Co., Ltd.		3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd. (*2)		1,563,885	993,080	2,556,965
Gravity Game Hub PTE., Ltd. (*2)		2,906,494	3,426,127	6,332,621
Gravity Game Vision Limited.(*3)		-	633,282	633,282
	~~W~~	21,679,845	5,052,489	26,732,334

(*1) Prior to 2022, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) During the year ended December 31, 2022, the Company participated in paid-in capital increase of Gravity Game Arise Co., Ltd and Gravity Game Hub PTE. However there were no change in the shareholding ratio.
(*3) Gravity Game Vision Limited. was established during the year ended December 31, 2022 with 100% ownership interest held by the Company.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
8. Investment in Subsidiaries, Continued

(In thousands of won)		2021
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc. (*2)		3,646,512	1,990,577	5,637,089
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link (*2)		1,683,674	799,733	2,483,407
Gravity Game Tech Co., Ltd.		3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd. (*2)		539,485	1,024,400	1,563,885
Gravity Game Hub PTE., Ltd. (*3)		-	2,906,494	2,906,494
	~~W~~	14,958,641	6,721,204	21,679,845

(*1) Prior to 2021, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) During the year ended December 31, 2021, the Company participated in paid-in capital increase of Gravity NeoCyon Co., Ltd., PT. Gravity Game Link, and Gravity Game Arise Co., Ltd. however there were no change in the shareholding ratio.
(*3) Gravity Game Hub PTE., Ltd. was established during the year ended December 31, 2021 with 100% ownership interest held by the Company.

(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)	2022
Subsidiary		Total assets(*)	Total liabilities(*)	Revenue(*)	Profit (loss) for the year(*)
Gravity Interactive, Inc.	~~W~~	32,142,913	23,616,795	62,745,252	(2,448,061)
Gravity NeoCyon, Inc.		15,586,693	8,352,788	24,638,854	1,709,739
Gravity Communications Co., Ltd.		39,437,891	11,161,240	50,610,968	14,185,767
PT. Gravity Game Link		3,268,158	1,090,349	3,372,227	(373,901)
Gravity Game Tech Co., Ltd.		40,204,476	9,740,080	34,990,048	9,974,512
Gravity Game Arise Co., Ltd.		3,066,904	988,401	3,451,554	(504,862)
Gravity Game Hub PTE., Ltd.		4,846,247	2,726,020	4,351,866	(3,081,397)
Gravity Game Vision Limited.		63,608,043	46,145,974	116,550,222	17,090,044
(*) Amount before eliminating the intercompany transactions

(In thousands of won)	2021
Subsidiary		Total assets(*)	Total liabilities(*)	Revenue(*)	Profit (loss) for the year(*)
Gravity Interactive, Inc.	~~W~~	26,385,056	16,162,917	79,241,593	987,564
Gravity NeoCyon, Inc.		14,902,641	9,378,474	25,443,458	(110,799)
Gravity Communications Co., Ltd.		33,120,691	9,236,188	33,342,145	9,096,285
PT. Gravity Game Link		2,916,316	318,233	2,461,680	(221,131)
Gravity Game Tech Co., Ltd.		25,591,172	5,665,835	28,345,984	5,495,689
Gravity Game Arise Co., Ltd.		3,912,442	2,167,254	3,258,230	158,563
Gravity Game Hub PTE., Ltd.		2,538,395	722,377	116,791	(1,109,627)
(*) Amount before eliminating the intercompany transactions

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
9. Property and Equipment
(1) Details of property and equipment as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022			December 31, 2021
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	3,745,380	(3,310,543)	434,837	4,172,294	(3,716,022)	456,272
Furniture and fixture		836,180	(600,353)	235,827	724,455	(469,552)	254,903
Vehicles		9,101	(5,498)	3,603	9,101	(3,223)	5,878
Leasehold improvements		1,506,967	(1,148,863)	358,104	1,506,967	(993,613)	513,354
Right-of-use assets		7,560,119	(5,072,105)	2,488,014	7,660,610	(3,282,697)	4,377,913
	~~W~~	13,657,747	(10,137,362)	3,520,385	14,073,427	(8,465,107)	5,608,320

(2) Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022
		Computer and other equipment	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	456,272	254,903	5,878	513,354	4,377,913	5,608,320
Acquisitions		175,878	115,557	-	-	76,042	367,477
Depreciation		(197,313)	(134,633)	(2,275)	(155,250)	(1,892,899)	(2,382,370)
Disposition		-	-	-	-	(73,042)	(73,042)
Ending balance	~~W~~	434,837	235,827	3,603	358,104	2,488,014	3,520,385

(In thousands of won)		2021
		Computer and other equipment	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	332,943	154,328	8,153	46,149	2,635,285	3,176,858
Acquisitions		362,508	226,865	-	621,000	3,354,809	4,565,182
Depreciation		(239,179)	(126,290)	(2,275)	(110,074)	(1,612,181)	(2,089,999)
Disposition		-	-	-	(43,721)	-	(43,721)
Ending balance	~~W~~	456,272	254,903	5,878	513,354	4,377,913	5,608,320
(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Cost of revenues	~~W~~	671,873	925,788
Selling, general and administrative expenses(*)		1,710,497	1,164,211
	~~W~~	2,382,370	2,089,999
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~41,713 thousand and ~~W~~143,599 thousand, respectively, for the years ended December 31, 2022 and 2021.
(4) As of December 31, 2022 and 2021, there are no property and equipment that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
10. Intangible Assets

(1) Details of intangible assets as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022			December 31, 2021
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization (*)	Carrying amount
Software	~~W~~	13,647,727	(11,938,905)	1,708,822	12,099,601	(10,994,260)	1,105,341
Patents		1,194,935	(666,157)	528,778	1,069,591	(597,999)	471,592
Other intangible assets		5,769,884	(4,139,545)	1,630,339	5,742,439	(4,090,737)	1,651,702
	~~W~~	20,612,546	(16,744,607)	3,867,939	18,911,631	(15,682,996)	3,228,635

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,105,341	471,592	1,651,702	3,228,635
Acquisitions		1,551,118	131,195	604,177	2,286,490
Amortization		(947,637)	(69,506)	(413,161)	(1,430,304)
Disposals		-	(4,503)	(5,132)	(9,635)
Impairment loss(*)		-	-	(207,247)	(207,247)
Ending balance	~~W~~	1,708,822	528,778	1,630,339	3,867,939
(*) The Company recognized ~~W~~207,247 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2022.

(In thousands of won)		2021
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,701,906	324,463	637,488	2,663,857
Acquisitions		54,465	219,487	1,430,000	1,703,952
Amortization		(651,030)	(72,358)	(415,786)	(1,139,174)
Ending balance	~~W~~	1,105,341	471,592	1,651,702	3,228,635

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Cost of revenues	~~W~~	410,543	360,661
Selling, general and administrative expenses(*)		1,019,761	778,513
Total	~~W~~	1,430,304	1,139,174

(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~28,759 thousand and ~~W~~65,857 thousand, respectively, for the years ended December 31, 2022 and 2021.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021

11. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2022 and 2021 are ~~W~~1,397,941 thousand and ~~W~~1,270,511 thousand, respectively.

12. Commitments
(1) The Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc., Innova Intellectual Properties S.a.r.l, Shanghai BING KUAI Network Technology Co., Ltd., Relaternity(Hong Kong) Limited and others to provide exclusive license to distribute and sell online and mobile games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.
(2) In July 2021, the Company entered into development agreements with Shanghai TA REN Network Technology Co., Ltd. to grant them the right to develop mobile games based on the contents of Ragnarok IP(ROIP) and distribute such games in China for 3 years from the agreement date. Under the terms of the agreement, the Company is entitled to receive from the licensee a royalty equal to a percentage of the applicable revenue generated.
(3) As of December 31, 2022, the Company has entered into a contract with Gravity NeoCyon, Inc. for the exclusive rights of developing, publishing and distributing mobile games, respectively. The Company also has entered into a contract with Gravity Game Vision Limited for the exclusive rights of publishing and distributing mobile games, and has entered into contracts with Gravity Interactive, Inc., Gravity Communications Co., Ltd., Gravity Game Tech Co., Ltd., PT. Gravity Game Link and Gravity Game Hub PTE., Ltd. for the exclusive rights of publishing and distributing online and for the exclusive rights of developing, publishing and distributing mobile games (Note 23).
(4) As of December 31, 2022, the Company has entered into license agreements with various third-party game developers to secure exclusive rights to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future payment related to above agreements as of December 31, 2022 and 2021 are ~~W~~3,242,395 thousand and ~~W~~2,335,425 thousand, respectively.
(5) As of December 31, 2022, the Company benefited from payment guarantee of USD 658,500 from KB Kookmin Bank regarding overseas IP contracts.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021

13. Share Capital and Capital Surplus

(1) Details of common shares as of December 31, 2022 and 2021 are as follows:

(In won and in number of shares)		December 31, 2022	December 31, 2021
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~	27,482,683	27,482,683

(3) Details of retained earnings as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Unappropriated retained earnings	~~W~~	229,634,684	174,719,960

(4) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2021.

(5) Statements of appropriation of retained earnings as of December 31, 2022 and 2021 are as follows:

Date of appropriation for 2022: March 31, 2023
Date of appropriation for 2021: March 31, 2022

(In thousands of won)		2022	2021
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	174,719,960	109,987,127
Profit for the year		54,914,724	64,732,833
		229,634,684	174,719,960
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	229,634,684	174,719,960

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
14. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2022	2021
Service contract
Micro transaction & Subscription revenue	~~W~~	80,679,602	92,578,768
Online games		5,849,555	4,464,078
Mobile games		74,830,047	88,114,690
Royalties & License fees		150,802,419	194,515,767
Online games		27,119,973	25,711,947
Mobile games		123,682,446	168,803,820
Others		1,235,384	1,163,841
		232,717,405	288,258,376
Major geographic market
Taiwan		60,547,345	57,133,716
Korea		31,060,135	55,387,538
Thailand		28,836,790	61,245,032
Japan		25,781,650	39,934,979
United States of America		24,254,826	12,053,184
Philippines		14,439,380	6,835,992
Indonesia		2,232,554	5,496,618
Malaysia		19,910,558	11,063,200
Others		25,654,137	39,108,117
		232,717,405	288,258,376
Timing of satisfaction of performance obligations
At a point in time		1,765	6,003
Over time		232,715,640	288,252,373
	~~W~~	232,717,405	288,258,376

(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2022 and December 31, 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Accounts receivable	~~W~~	35,117,290	40,569,841
Incremental costs of obtaining a contract (Prepaid expenses)		319,451	508,007
Contact liabilities (Deferred revenue)		4,010,583	4,054,633
Micro transaction & Subscription revenue		3,909,748	3,755,190
Royalties and License fees		100,835	299,443

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
14. Revenue from Contracts with Customers, Continued

(3) The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2022 is ~~W~~3,855,572 thousand (~~W~~3,755,191 thousand in micro transaction and subscription revenue and ~~W~~ 100,381 thousand in royalties and license fees).
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Micro transaction & Subscription revenue	~~W~~	3,909,748	3,755,190
Online games		2,728,347	1,835,824
Mobile games		1,181,401	1,919,366
Royalties and License fees		100,835	299,443
Online games		48,563	95,755
Mobile games		52,272	203,688
	~~W~~	4,010,583	4,054,633

The Company’s management expects to recognize 99.2% (~~W~~3,980,344 thousands) of the transaction price allocated to contracts that have not been performed as of December 31, 2022 as revenue within 12 months. The remaining 0.8% (~~W~~30,239 thousands) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Incremental costs of obtaining a contract recognized as assets as at the reporting period-end	~~W~~	319,451	508,007
Amortization costs recognized as cost of revenue		508,007	722,231

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
15. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Fees and commissions	~~W~~	107,938,551	142,578,338
Advertising expenses		14,471,166	24,112,161
Salaries		21,626,298	18,821,721
Outsourcing expenses		16,710,468	16,226,357
Rent		889,866	811,038
Employee benefits		1,892,672	1,448,393
Expenses related to defined contribution plan		1,428,917	1,289,470
Depreciation		2,382,370	2,089,999
Amortization		1,430,304	1,139,174
Bad debt expenses		63,492	-
Reversal of allowance for doubtful accounts		-	(50,182)
Other expenses		1,738,501	1,617,440
	~~W~~	170,572,605	210,083,909

Total expenses consist of cost of sales, selling, general and administrative expenses.

16. Selling, general and administrative expenses
Details of selling, general and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022		2021
Advertising expenses	~~W~~	14,471,166	~~W~~	24,112,161
Fees and commissions		9,583,131		9,233,447
Research and development		12,160,829		18,101,978
Salaries		11,458,469		10,185,539
Employee benefits		1,289,362		967,471
Rent		536,110		457,640
Expenses related to defined contribution plan		697,190		657,869
Depreciation		1,668,784		1,020,612
Amortization		991,002		712,656
Bad debt expenses		63,492		-
Reversal of allowance for doubtful accounts		-		(50,182)
Other expenses		5,140,663		2,869,455
	~~W~~	58,060,198	~~W~~	68,268,646

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
17. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Finance income
Interest income	~~W~~	4,297,743	1,354,098
Unrealized foreign currency gain		144,857	98,602
Gain on foreign currency transactions		9,292,110	3,469,117
	~~W~~	13,734,710	4,921,817

(2) Details of finance costs for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Finance costs
Interest expense	~~W~~	66,635	72,790
Unrealized foreign currency loss		1,302,961	73,257
Loss on foreign currency transactions		8,606,136	1,843,186
	~~W~~	9,975,732	1,989,233

18. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Gain on disposal of property and equipment	~~W~~	1,368	235
Dividend income		8,839,924	11,326,984
Others		737,319	670,524
	~~W~~	9,578,611	11,997,743

(2) Details of other non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Loss on disposal of property and equipment	~~W~~	-	43,721
Loss on disposal of intangible assets		4,503	-
Impairment loss on intangible assets		207,247	-
Impairment loss on other non-current assets		55,582	510,293
Others		11,448	4,716
	~~W~~	278,780	558,730

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
19. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Current tax expense
Current year	~~W~~	19,932,686	25,493,700
Adjustments recognized related to prior period income		-	1,646,777
Deferred tax expense
Changes in net deferred tax assets related to temporary differences		356,199	672,754
Income tax expense	~~W~~	20,288,885	27,813,231

(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2022	2021
Profit before income tax expense	~~W~~	75,203,609	92,546,064
Income tax using the statutory tax rate		17,737,273	21,934,147
Adjustments:
Expenses not deductible for tax purposes		5,044	7,832
Tax amounts paid in a foreign country		3,155,047	4,446,429
Tax credit		(2,006,562)	(765,118)
Additional tax for insufficient investments in designated areas		1,085,166	487,118
Adjustments recognized related to prior period income		-	1,646,777
Others		312,917	56,046
		2,551,612	5,879,084
Income tax expense	~~W~~	20,288,885	27,813,231
Effective tax rate		27%	30%

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
19. Income tax expense, Continued

(3)Details of the changes in deferred tax assets(liabilities) for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022			2021
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Unearned revenue	~~W~~	(124,497)	(305,295)	(429,792)	(43,184)	(81,313)	(124,497)
Property and equipment		50,225	(1,314)	48,911	39,527	10,698	50,225
Intangible assets		388,412	28,572	416,984	399,894	(11,482)	388,412
Prepaid expenses		502,703	(317,103)	185,600	503,856	(1,153)	502,703
Accounts Payable		623,975	105,208	729,183	613,984	9,991	623,975
Accrued expenses		172,779	31,662	204,441	134,201	38,578	172,779
Retirement benefit provision liabilities		33,336	9,005	42,341	28,684	4,652	33,336
Allowance for doubtful accounts		264,484	14,426	278,910	264,484	-	264,484
Asset retirement obligation		75,468	5,300	80,768	46,264	29,204	75,468
Others		(19,745)	73,340	53,595	7,442	(27,187)	(19,745)
Sub-total	~~W~~	1,967,140	(356,199)	1,610,941	1,995,152	(28,012)	1,967,140
Deferred tax due to tax credit carry-forward		2,078,824	-	2,078,824	2,723,566	(644,742)	2,078,824
Deferred tax assets (*)	~~W~~	4,045,964	(356,199)	3,689,765	4,718,718	(672,754)	4,045,964

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward and carry-forward deficit. The Company periodically monitors those factors in assessing the realizability of the deferred tax assets. As of December 31, 2022, the Company has recognized deferred tax assets related to temporary differences and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

(4) The deferred tax relating to items that are charged or credited directly to equity for the years ended December 31, 2022 and 2021, is as follows:

(In thousands of won)		2022	2021
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	1,161,687	1,390,528
- Deferred tax assets to be recovered within 12 months		3,624,324	3,876,147
Sub-total		4,786,011	5,266,675
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(323,004)	(631,982)
- Deferred tax liabilities to be recovered within 12 months		(773,242)	(588,729)
Sub-total		(1,096,246)	(1,220,711)
Deferred tax assets (liabilities), net	~~W~~	3,689,765	4,045,964

(5) As of December 31, 2022, the Company did not recognize deferred income tax asset for the temporary difference of ~~W~~33,632,252 thousand as it is not probable such temporary differences can be utilized in the foreseeable future.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
20. Cash flow information

(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2021	2020
Adjustments for:
Depreciation	~~W~~	2,382,370	2,089,999
Amortization		1,430,304	1,139,174
Bad debt expense		63,492	-
Interest expense		66,635	72,790
Unrealized foreign currency loss		1,302,961	73,257
Loss on disposal of on intangible assets		4,503	-
Impairment loss on intangible asset		207,247	-
Impairment loss on other non-current assets		55,582	510,293
Retirement benefit expenses		30,976	18,959
Income tax expense		20,288,885	27,813,231
Unrealized foreign currency gain		(144,857)	(98,602)
Gain on disposal of property and plant		(1,368)	(235)
Loss on disposal of property and plant		-	43,721
Interest income		(4,297,743)	(1,354,098)
Dividend income		(8,839,924)	(11,326,984)
Reversal of allowance for doubtful accounts		-	(50,182)
Others		1,732	(214,407)
	~~W~~	12,550,795	18,716,916

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
20. Cash flow information, Continued

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Accounts receivable	~~W~~	2,674,556	3,736,094
Other receivable		700,914	(1,195,818)
Prepayment		-	557,898
Long-term Prepayments		(160,936)	-
Other non-current assets		217,785	-
Prepaid expense		267,300	(530,278)
Lease receivable		220,246	198,682
Cryptocurrencies		(12,577)	-
Long-term prepaid expense		(50,959)	(478,318)
Accounts payable		(9,907,961)	(5,281,785)
Long-term Accounts payable		(667,078)	-
Deferred revenue		119,273	(476,504)
Long-term Deferred revenue		(168,823)	-
Withholdings		(1,214,150)	657,642
Accrued expenses		95,855	175,354
Advanced receipt		-	(92)
	~~W~~	(7,886,555)	(2,637,125)

(3) Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Reclassification of Prepayment to intangible assets	~~W~~	63,841	219,487
Acquisition of right-of-use assets		55,416	3,354,809
Increase(Decrease) in accounts payable relating to the acquisition of software		608,575	667,078

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Beginning of the year	~~W~~	4,776,187	2,971,638
Cash flows used in financial activities–payment of lease liabilities		(2,049,532)	(1,787,171)
Cash flows used in operating activities – Interest paid		(61,533)	(68,886)
Non-cash transactions:
Acquisitions – right-of-use asset		55,416	3,090,682
Acquisitions – leases receivables		-	501,038
Interest expense		61,533	68,886
Others		(52,414)	-
Ending of the year	~~W~~	2,729,657	4,776,187

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
21. Leases

The Company leases offices, vehicles and others. The leases typically run for a period of 1 to 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not to be provided as collateral for borrowings.
The Company has a sublease for a portion of the existing lease contract. The head lease and its sub-lease terminates in 2024.
1) As a lessee
(a) Details of right-of-use assets and lease liabilities recognized in the separate statements of financial position as of December 31, 2022 and December 31, 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Right-of-use assets(*1)
Offices	~~W~~	2,297,504	3,366,358
Vehicles		61,534	283,570
Others		128,976	727,985
	~~W~~	2,488,014	4,377,913
Lease liabilities(*2)
Current		1,367,286	2,014,338
Non-current		1,362,371	2,761,849
	~~W~~	2,729,657	4,776,187

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.
b) Changes in right-of-use assets for the years ended December 31, 2022 and December 31, 2021 are as follows:

(In thousands of won)		2022
		Offices	Vehicles	Others	Total
Balance as of January 1, 2022	~~W~~	3,366,359	283,570	727,984	4,377,913
Depreciation		(1,068,854)	(225,037)	(599,008)	(1,892,899)
Reassessment		-	(52,415)	-	(52,415)
Acquisitions		-	55,416	-	55,416
Balance as of December 31, 2022	~~W~~	2,297,505	61,534	128,976	2,488,015

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
21. Leases, Continued

(In thousands of won)		2021
		Offices	Vehicles	Others	Total
Balance as of January 1, 2021	~~W~~	1,237,963	84,723	1,312,599	2,635,285
Depreciation		(848,628)	(178,938)	(584,615)	(1,612,181)
Reassessment		1,516,018	-	-	1,516,018
Acquisitions		1,461,006	377,785	-	1,838,791
Balance as of December 31, 2021	~~W~~	3,366,359	283,570	727,984	4,377,913

(c) Details of amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2022 and December 31, 2021 are as follows:

(In thousands of won)		2022	2021
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	61,533	68,886
Revenue from sub-lease of right-of-use asset		7,014	10,007
Expense relating to short-term leases		2,423	105,197
Expense relating to leases of low-value assets excluding short-term leases		4,968	2,454
(d) Details of amounts recognized in the separate statement of cash flows for the years ended December 31, 2022 and December 31, 2021 are as follows:

(In thousands of won)		2022	2021
Total cash outflows of leases	~~W~~	2,118,456	1,963,708

(2) As a lessor
The Company has sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~7,014 thousand for the year ended December 31, 2022.
The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows. The Company does not have any sublease as finance lease in accordance with K-IFRS No. 1017.

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~	197,789	191,895	-	389,684	5,047	384,637

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
22. Financial Risk Management
The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Total liabilities	~~W~~	31,717,523	52,988,480
Total equity		260,591,817	205,677,093
Debt ratio		12%	26%

(2) Market Risk
(a) Foreign exchange risk
The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2022 and 2021 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2022
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	35,631,845	8,342,485		45,156,237	10,572,431
JPY	512,348,069	136,209,457		4,883,599	1,298,321
EUR	25,839	30,472		34,914	41,174
IDR	12,955,000	3,103,944		1,048	251
THB	28,510	7,379		1,045	270
VND	9,270,000	3,243,600		498	174
			~~W~~	50,077,341	11,912,621

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
22. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	28,396,198	15,031,444		33,663,693	17,819,777
JPY	684,204,339	195,446,852		7,048,947	2,013,572
EUR	356,541	33,944		478,599	45,564
IDR	12,955,000	3,103,944		1,077	258
THB	28,510	7,379		1,014	262
TWD	9,521,305	-		407,893	-
VND	9,270,000	3,243,600		483	169
			~~W~~	41,601,706	19,879,602

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022		2021
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	3,456,381	(3,458,381)	1,584,392	(1,584,392)
JPY		358,528	(358,528)	503,538	(503,538)
Others		(436)	436	84,281	(84,281)
	~~W~~	3,816,473	(3,816,473)	2,172,211	(2,172,211)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2022 and 2021.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2022 and 2021.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
22. Financial Risk Management, Continued
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk.
The maximum exposure to credit risk of the Company as of December 31, 2022 and 2021 are as follows:

(In thousands of won)		December 31, 2022	December 31, 2021
Cash and cash equivalents	~~W~~	42,985,625	26,602,122
Short-term financial instruments		167,000,000	148,000,000
Accounts receivables, net		35,117,290	40,569,841
Other receivables, net		830,176	619,903
Other current financial assets		3,249,537	790,051
Oher non-current financial assets		2,048,028	2,895,565
	~~W~~	251,230,656	219,477,482

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2022
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	15,108,676	14,358,036	376,651	373,989	-	15,108,676
Other liabilities (*)		2,969,525	519,582	931,919	1,417,449	197,844	3,066,794
	~~W~~	18,078,201	14,877,618	1,308,570	1,791,438	197,844	18,175,470

(*) Other liabilities as of December 31, 2022 consist of lease deposits received and lease liabilities.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
22. Financial Risk Management, Continued
(4) Liquidity Risk, Continued

(In thousands of won)	December 31, 2021
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	27,467,821	26,673,446	65,203	729,172	-	27,467,821
Other liabilities (*)		5,016,055	510,225	1,564,539	1,431,702	1,615,293	5,121,759
	~~W~~	32,483,876	27,183,671	1,629,742	2,160,874	1,615,293	32,589,580

(*) Other liabilities as of December 31, 2021 consist of lease deposits received and lease liabilities.
The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Related Party Transactions
(1) Related parties of the Company include entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include GungHo Online Entertainment, Inc., its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

Ownership interests in subsidiaries as of December 31, 2022 and 2021 are as follows:

Name of entity	Percentage of ownership (%)
	December 31, 2022	December 31, 2021
Gravity Interactive, Inc.	100.00	100.00
Gravity NeoCyon, Inc.	99.53	99.53
Gravity Communications Co., Ltd.	100.00	100.00
PT. Gravity Game Link	70.00	70.00
Gravity Game Tech Co., Ltd.	100.00	100.00
Gravity Game Arise Co., Ltd.	100.00	100.00
Gravity Game Hub PTE., Ltd.	100.00	100.00
Gravity Game Vision Limited(*)	100.00	-

(*) Gravity Game Vision Limited., was established during 2022 and has been included in subsidiary since then.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
23. Related Party Transactions, Continued
(2) Account balances with related parties
Balances of receivables and payables with related parties as of December 31, 2022 and 2021 are as follows:

(In thousands of won)			December 31, 2022		December 31, 2021
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	2,707,640	2,804	5,051,013	7,448
Other	GungHo Online Entertainment America		-	29,692	-	-
Subsidiaries	Gravity Interactive, Inc.		3,591,765	540,346	3,538,932	405,359
	Gravity NeoCyon, Inc.		460,846	904,356	822,009	1,550,411
	Gravity Communications Co., Ltd.		1,581,356	1,696,212	1,179,228	1,283,908
	PT. Gravity Game Link		412,174	270,362	35,824	9,411
	Gravity Game Tech Co., Ltd.		1,848,604	158,370	1,439,384	181,043
	Gravity Game Arise Co., Ltd.		135,588	775,877	310,412	1,106,765
	Gravity Game Hub PTE., Ltd.		707,855	-	96,628	-
	Gravity Game Vision Limited		7,359,665	-	-	-
		~~W~~	18,805,493	4,378,019	12,473,430	4,544,345

(3) Transactions with related parties
The details of transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)			2022
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	24,812,723	-	-
Other	GungHo Online Entertainment America		-	-	-
Subsidiaries	Gravity Interactive, Inc.		13,131,855	-	49,089
	Gravity NeoCyon, Inc.		252,129	-	255,648
	Gravity Communications Co., Ltd. (*1)		10,234,910	-	9,021,934
	PT. Gravity Game Link		350,953	-	9,108
	Gravity Game Tech Co., Ltd.		7,395,549	-	188,368
	Gravity Game Arise Co., Ltd.		-	-	27,928
	Gravity Game Hub PTE., Ltd.		868,645	-	23,680
	Gravity Game Vision Limited		13,252,829	-	4,602
		~~W~~	70,299,593	-	9,580,357

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021
23. Related Party Transactions, Continued

(In thousands of won)			2022
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	12,671	7,648
Other	GungHo Online Entertainment America		42,479	-	-
Subsidiaries	Gravity Interactive, Inc.		-	1,415,119	47,248
	Gravity NeoCyon, Inc.		23,515	7,032,473	8,211
	Gravity Communications Co., Ltd.		-	6,326,904	-
	PT. Gravity Game Link		-	205,573	278,705
	Gravity Game Tech Co., Ltd.		-	56,087	-
	Gravity Game Arise Co., Ltd.		-	2,813,005	588,731
	Gravity Game Hub PTE., Ltd.		-	-	-
	Gravity Game Vision Limited		-	-	-
		~~W~~	65,994	17,861,832	930,543

(In thousands of won)			2021
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	35,489,010	-	-
Subsidiaries	Gravity Interactive, Inc.		14,836,435	-	2,181
	Gravity NeoCyon, Inc.		37,962	-	289,367
	Gravity Communications Co., Ltd. (*1)		7,265,161	-	11,417,430
	PT. Gravity Game Link		298,864	-	-
	Gravity Game Tech Co., Ltd.		6,757,989	-	11,785
	Gravity Game Arise Co., Ltd.		-	-	-
	Gravity Game Hub PTE., Ltd.		-	-	-
		~~W~~	64,685,421	-	11,720,763

(In thousands of won)			2021
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	55,382	1,762
Subsidiaries	Gravity Interactive, Inc.		-	643,324	-
	Gravity NeoCyon, Inc.		-	6,732,162	2,405
	Gravity Communications Co., Ltd.		-	5,676,890	-
	PT. Gravity Game Link		-	148,296	9,304
	Gravity Game Tech Co., Ltd.		-	29,534	-
	Gravity Game Arise Co., Ltd.		-	3,246,517	-
	Gravity Game Hub PTE., Ltd.		-	-	-
		~~W~~	-	16,532,105	13,471

(*1) Revenues – Other includes dividend income of ~~W~~8,839,924 thousand and ~~W~~11,326,984 received in 2022 and 2021 respectively.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2022 and 2021

23. Related Party Transactions, Continued
(4) Other transactions with related parties
Other transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)			Contribution
Related party	Name of entity		2022	2021
Subsidiaries	Gravity NeoCyon, Inc.	~~W~~	-	1,990,577
	PT. Gravity Game Link		-	799,733
	Gravity Game Arise Co., Ltd.		993,080	1,024,400
	Gravity Game Hub PTE., LTD		3,426,127	2,906,494
	Gravity Game Vision Limited		633,282	-
No financing transactions were made with related parties for the years ended December 31, 2022 and 2021.

(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2022 and 2021 are as follows:

(In thousands of won)		2022	2021
Salaries	~~W~~	1,423,280	1,224,617

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(English translation of a Report Originally Issued in Korean)

To the Chief Executive Officer of
Gravity Co., Ltd.

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of Gravity Co., Ltd. (the “Company”) as of December 31, 2022. The Company’s management, including the Chief Executive Officer and ICFR Officer is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2022, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for designing and operating ICFR.”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit. However, in accordance with Chapter 4, ‘Application to small & medium sized companies’ of the Conceptual Framework for designing and operating ICFR and Chapter 4, ‘Application to small & medium sized companies’ of the Best Practice Guideline, the design, operation and assessment of its ICFR are limited compared with those of public large sized companies as the Company is a non-public large sized company (or a public small & medium sized company). As such, we performed our review in accordance with Chapter 14, ‘Review standards for small & medium sized companies’.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with Chapter 4, ‘Application to small & medium sized companies’ of the Best Practice Guideline, the design, operation and assessment of its ICFR.

Our review is based on the Company’s ICFR as of December 31, 2022, and we did not review management’s assessment of its ICFR subsequent to December 31, 2022. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
March 23, 2023

This report is effective as at March 23, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Report on the Effectiveness of Internal Control over Financial Reporting
(English translation of a Report Originally Issued in Korean)

To Gravity Co., Ltd Shareholders, the Board of Directors, and the Audit Committee,

We, as the Chief Executive Officer(“CEO”) and Internal Control over Financial Reporting(“ICFR”) Officer of Gravity (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2022.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the ICFR Officer. We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information. The CEO and ICFR Officer followed Chapter 4, (Application to Small-and-Medium sized Companies) of the Conceptual Framework for designing and operating ICFR design and operation.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2022, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’

The CEO and ICFR Officer of the Company have confirmed that the report contents are not falsely stated or indicated, and that there are no omissions to be stated or indicated. In addition, the CEO and ICFR Officer of the Company confirmed that the contents of the report did not contain or indicate what could cause serious misunderstanding, and they directly checked and reviewed the contents of the report with due care.

March 8, 2023

Chief Executive Officer Park Hyun Chul (signature)

ICFR Officer Kim Heung Gon (signature)